UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For March 1, 2013
Commission File Number: 000-26424
SILVER STANDARD RESOURCES INC.
(Translation of registrant's name into English)

1400 - 999 West Hastings Street
Vancouver, British Columbia
Canada V6C 2W2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[ ] Form 20-F   [x] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [   x    ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Silver Standard Resources Inc.
(Registrant)

Date: March 1, 2013	By:	Signed: “Keenan Hohol”
Keenan Hohol
	Title:	General Counsel and Vice President, Legal

SUBMITTED HEREWITH

Exhibits

99.1	Annual Consolidated financial statements for the Year Ended December 31, 2012

99.2	Management's Discussion and Analysis for the Year Ended December 31, 2012

99.3	Form 13-502F1 - Class 1 Reporting Issuers - Participation Fee

99.4	News Release Dated February 28, 2013